Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
PARIS RE Holdings Limited
(Commission File No. 132-02692)
CONSEQUENCE ON THE RSU/STOCK OPTIONS PLAN
è	What are the consequences on my vested RSU’s?
You may participate in the Offer with the shares you obtained from vested RSU’s on 29 Dec 2008 and/or 12 Jul 2009. At the closing of the Offer, you will receive the corresponding PartnerRe shares, just like other shareholders.
Important note: the holding period remains unchanged. You will still not be authorized to sell the shares received pursuant to the offer before the end of the initial holding period (i.e. for a grant on 29 Dec 2006, the end of the holding period is set at 29 Dec 2010).
è	What are the consequences on my unvested RSU?
As you will not be a PARIS RE shareholder at that time, you will not be able to participate in the Offer.
Your unvested RSU’s will be exchanged with PartnerRe RSU’s after the Offer, with guarantees for people concerned.
Additional information will be given later.
è	What are the consequences on my stock options?
Stock options of PARIS RE shall become exercisable as soon as PartnerRe owns more than 50% of PARIS RE. After this operation realized, you will therefore be allowed to buy PARIS RE shares at the price indicated in your award letter and decide what you want, (to sell them or to exchange with PartnerRe shares). The possibility to exercise sooner the options may attract adverse social contributions and taxes consequences for “French participants” if shares delivered upon exercised of options are sold before the end of the 4 years following the grant.
It is why PartnerRe will propose to French “participants” to enter into a liquidity agreement pursuant to which they will be ensured to be in a position to sell their shares at the end of the 4 years period. Furthermore, this liquidity agreement will maintain the favourable tax regime.
This contract will be proposed before the block purchase and need to be signed (which is an individual decision) before the end of the Offer. Additional information on the liquidity agreement will be detailed later.
è	Will we receive dividends on unvested RSU and on the stock options?
You will benefit from the PARIS RE policy for the capital return planned on Q4 2009
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If you have more than 300 unvested RSU or Stock Options: you will benefit from a new grant of PARIS RE RSU equivalent to the capital returned that you would have received if you had been shareholder at that time

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If you have less than 300 unvested RSU or Stock Options: you will benefit from an exceptional salary premium equivalent to the capital returned that you would have received if you had been shareholder at that time

Then, PARIS RE is intended to merge within PartnerRe, the rules of this company on this subject will applied: dividend equivalent is paid as salary premium on unvested PartnerRe RSU, but no dividend equivalent is given on PartnerRe stock options.
This salary premium is an element of salary which is subject to social contributions and income tax. The calculation method of this salary premium will be communicated later.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com

Cautionary Statement Regarding Forward-Looking Statements
This communication may contain “forward-looking statements” about PARIS RE and PartnerRe within the meaning of the “safe harbor” provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE’s and PartnerRe’s assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE’s, PartnerRe’s, or the combined company’s investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe’s filings with the United States Securities and Exchange Commission and in PARIS RE’s Registration Document (Document de Référence) filed with the Autorité des Marchés Financiers (the French securities regulator, the “AMF”) on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE’s web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE and PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements.
PARIS RE Holdings Limited does not communicate a “profit forecast” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts.
Additional Information and Where to Find It
If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org).
Important Information for Investors and Shareholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions.
Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.
This document is updated regularly
For additional question, please send it to communication.interne@paris-re.com